

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

<u>Via E-mail</u>
Craig Ellins
Chief Executive Officer
Growblox Sciences, Inc.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, Nevada 89128

> **Re: Growblox Sciences, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 23, 2014**
> **File No. 333-198967**

Dear Mr. Ellins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to our prior comment 1, in which you state that the privately placed warrants are exercisable at any time following the acquisition of the units. It is the view of the staff that the offering of the warrants was also an offer of the underlying shares of common stock and that an offer begun privately must be completed privately. Therefore, it is the view of the staff that you may register the resale of the common stock but not the issuance. Please revise your registration statement to remove your registration of the issuance of such shares.

<u>Exhibits</u>

2. In your response to prior comment 1, you reference a registration rights agreement. Please file such agreement as an exhibit to your registration statement.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Gary R. Henrie